David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

June 15, 2018

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sergio Chinos
Jay Ingram

Re:	Principia Biopharma Inc.
Draft Registration Statement on Form S-1
Submitted May 10, 2018
CIK No. 0001510487

Dear Mr. Chinos and Mr. Ingram:

On behalf of Principia Biopharma Inc. (“Principia” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2018 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised DRS Amendment No. 1 to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 Filed May 10, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response: The Company respectfully advises the Staff that at this time it has not provided potential investors with written communications as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act. The Company advises the Staff that it will supplementally provide the Staff with copies of any such written communications under separate cover.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

June 15, 2018

Page Two

Prospectus Summary, page 1

2.	Please prominently disclose in the Prospectus Summary section that your auditor has issued a going concern opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the DRS Amendment No. 1.

3.	We note that you expect to begin Phase 3 clinical trials for your PRN1008 drug candidate related to patients with PV by the end of 2018. We further note throughout your filing that your Phase 2 clinical trial for PRN1008 related to the treatment of PV is ongoing. Please revise your registration statement to disclose when you anticipate to complete and the likeliness of completing Phase 2. In addition, please revise your pipeline table accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 2, 90, 91 and 92 of the DRS Amendment No. 1 to clarify that enrollment for the Phase 2 trial has been completed and data from an interim analysis is currently available. By the end of 2018, the Company expects to have top-line results from the Phase 2 trial, which results will allow for the initiation of the Phase 3 trial. In addition, the Company is initiating an extension of the Phase 2 clinical trial, which will run concurrently with the Phase 3 trial. With the foregoing clarifications included in DRS Amendment No. 1, we believe that the pipeline table is accurate and that no further update is required.

Use of Proceeds, page 59

4.	Please provide more disclosure relating to your “Use of Proceeds.” In light of the information contained in the Prospectus Summary and Business sections, it appears that the Company has clearly defined objectives for its product development programs. We believe that the proceeds used to achieve these strategic goals are estimable and material to investors. Accordingly, please revise your disclosure to describe how far in the development process you estimate that the allocated proceeds from the offering will enable you to reach.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 59 of the DRS Amendment No. 1.

Capitalization, page 61

5.	When you complete the pro forma and pro forma as adjusted columns, please clearly show how you are arriving at each pro forma and pro forma as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

June 15, 2018

Page Three

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 61 and 62 of the DRS Amendment No. 1.

Principal Stockholders, page 146

6.	With respect to each beneficial owner that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment power with respect to the shares held in the name of that entity. Also, please revise to clarify whether the individuals named in the footnotes to this section are the natural persons who exercise voting dispositive powers with respect to the shares held in the name of the relevant legal entity.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 147 and 148 of the DRS Amendment No. 1.

Registration Rights, page 150

7.	Please disclose whether there are any maximum cash penalties under the investors’ rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 150 of the DRS Amendment No. 1 to state that there are no cash penalties under the investors’ rights agreement and no penalties resulting from delays in registering the Company’s common stock.

Financial Statements for the Year Ended December 31, 2017, page F-1

8.	Please provide an analysis of all equity issuances which occurred during the financial statement periods presented and subsequent to your most recent fiscal year-end. For each transaction:

•	Identify the parties, including any related parties;

•	Tell us the nature of the consideration;

•	Tell us the fair value and your basis for determining the fair value;

•	Indicate whether the fair value was contemporaneous or retrospective;

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price; and

•	For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Response: The Company acknowledges the Staff’s comment and agrees to provide supplementally the requested information once the estimated offering price or range has been determined.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U.S. Securities and Exchange Commission

June 15, 2018

Page Four

Sincerely,

/s/ David G. Peinsipp

David G. Peinsipp

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com